   As filed with the Securities and Exchange Commission on October 7, 1999.

                                                       Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ----------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.
            (Exact Name of Registrant as Specified in its Charter)

       Washington            601 West 1st Avenue           91-0609840
    (State or other       Spokane, Washington 99201-    (I.R.S. Employer
    jurisdiction of                  5015             Identification No.)
    incorporation or            (509) 838-3111
     organization)
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       C. Paul Sandifur, Jr., President
                 Metropolitan Mortgage & Securities Co., Inc.
                              601 West 1st Avenue
                            Spokane, WA 99201-5015
                                (509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

         Susan Thomson, Esq.                Robert J. Ahrenholz, Esq.
      Associate General Counsel                     Kutak Rock
         601 West 1st Avenue            717 Seventeenth Street, Suite 2900
      Spokane, Washington 99201               Denver, Colorado 80202
            (509) 838-3111                        (303) 297-2400

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Proposed   Proposed
                                               maximum    Maximum
       Title of each class          Amount    offering   Aggregate   Amount of
       of securities to be           to be    price per  Offering   Registration
           registered             registered    unit     Price(1)       Fee
--------------------------------------------------------------------------------
9% Notes Due 2004...............  $25,000,000    --     $25,000,000    $6,950
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   (1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. These + +securities may not be sold nor may offers to buy be accepted before the time + +this prospectus is delivered in final form. This prospectus is not an offer +
+to sell these securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to completion, dated October 7, 1999

PROSPECTUS

                                  $25,000,000

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                               9% Notes due 2004

                                  -----------

  The notes will mature on November 30, 2004. Interest on the notes is payable monthly on the 30th day of each month, beginning December 30, 1999. The notes are unsecured and rank equally with all of our other unsecured indebtedness. We will only issue the notes in book-entry form in denominations of $1,000, and will only sell or exchange them in increments of $5,000 in principal amount. We intend to list the notes for trading on the Pacific Stock Exchange under the symbol "MMS04".

  If you currently hold our Investment Debentures Series II or III, or our Installment Debentures Series I, you may exchange your debentures for an equal principal amount of notes, subject to the limitations and conditions contained in this prospectus. See "THE EXCHANGE OFFER."

                                  -----------

  Investing in the notes involves risks. You should carefully consider the risk factors beginning on page 11 in this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                               Per Note           Total
                                             ------------  -------------------
Public offering price                            100%          $25,000,000
Underwriting discounts and commissions(/1/)  2.5% to 5.50% $625,000-$1,375,000
Maximum proceeds to Metropolitan (before
 expenses)(/2/)                                  94.5%         $23,625,000

-----
(1) You will not incur a direct sales charge. Notes earn interest, without deduction for underwriting discounts or commissions. We will reimburse our underwriters between 2.5% to 5.50% for commissions, depending on whether they are sales for cash or exchanges of debentures. See "THE EXCHANGE OFFER" and "PLAN OF DISTRIBUTION."
(2) The maximum proceeds to Metropolitan is based upon sales of $25,000,000 in new notes, and no exchanges. We will not receive any new proceeds for notes that are exchanged for debentures.

                                  -----------

  The notes are obligations of Metropolitan and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.

  We are offering the notes on a best efforts basis with conditions. If the conditions to the offering are not satisfied by November 30, 1999, the offering will terminate unless we extend the offering period.

                                  -----------

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                                       , 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS.................................................   2
PROSPECTUS SUMMARY.........................................................   3
RISK FACTORS...............................................................  11
USE OF PROCEEDS............................................................  11
CONDITIONS TO THE OFFERING AND ALLOCATION OF NOTES.........................  12
DESCRIPTION OF THE NOTES...................................................  13
THE EXCHANGE OFFER.........................................................  18
COMPARISON OF NOTES AND DEBENTURES.........................................  23
FEDERAL INCOME TAX CONSIDERATIONS..........................................  24
PLAN OF DISTRIBUTION.......................................................  26
LEGAL MATTERS..............................................................  27
EXPERTS....................................................................  27
AVAILABLE INFORMATION......................................................  27
INCORPORATION OF DOCUMENTS BY REFERENCE....................................  28

                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Metropolitan, including:

  .  Our anticipated growth strategies,

  . Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

  .  Future interest rate trends, movements and fluctuations,

  .  Future expenditures for purchasing receivables, and

  . Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                               ----------------

   You should only rely on the information contained in this prospectus. We have not, and the placement agent has not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read both the prospectus and the attached Annual Report on Form 10-K of the Metropolitan consolidated group for the fiscal year ended September 30, 1998, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, carefully before making your investment decision.

                The Metropolitan Consolidated Group Of Companies

General

   Metropolitan was incorporated in the State of Washington in January 1953. Its principal executive offices are located at 601 West 1st Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Metropolitan and its subsidiaries are collectively referred to in this prospectus as the consolidated group, while the terms "Metropolitan," "we," and "our" refer solely to the parent company, Metropolitan Mortgage & Securities Co., Inc.

History

   Metropolitan's controlling shareholder is C. Paul Sandifur, Jr. Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 1998, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "affiliated companies." The chart on the next page depicts the relationship of some of the significant companies in the Metropolitan consolidated group, which excludes affiliated companies that are not subsidiaries of Metropolitan.

Business

   The consolidated group is engaged in a nationwide business of acquiring, holding, selling and securitizing receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

   The consolidated group's capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from the sale and securitization of receivables, collateralized borrowings, receivable cash flows, the sale of annuities, the sale of debentures, notes and preferred stock, the sale of real estate, and securities portfolio earnings.

   The consolidated group provides services to the affiliated companies for a fee and engages in various business transactions with the affiliated companies. Metropolitan provides receivable acquisition services to the affiliated companies and to our insurance subsidiary, Western United Life Assurance Company. Metropolitan's wholly owned subsidiary, Metwest Mortgage Services, Inc., conducts receivable collection and servicing activities for the affiliated companies, Metropolitan and Western United.

   The consolidated group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the consolidated group, see "Item I" in Metropolitan's Annual Report filed on Form 10-K for the year ended September 30, 1998, which is attached to this prospectus.

Organizational Chart
(as of September 30, 1999)

   The chart below lists the consolidated group's principal operating subsidiaries and their ownership.

[CHART APPEARS HERE]
--------
* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by an affiliated company, Summit Securities, Inc.

   Metropolitan Mortgage & Securities Co., Inc.: Parent organization; invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments, and securities offerings.

   Consumers Group Holding Co., Inc.: A holding company; its sole business activity is being a shareholder of Consumers Insurance Co., Inc.

   Consumers Insurance Co., Inc.: Inactive property and casualty insurer; its principal business activity is being a shareholder of Western United Life Assurance Company.

   Western United Life Assurance Company: Metropolitan's largest subsidiary and largest company within the consolidated group; is engaged in investing in receivables and other investments principally funded by annuity contract sales and premiums from the sale of life insurance policies.

   Metwest Mortgage Services, Inc.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender and is licensed as a Fannie Mae seller/servicer.

                          Summary of the Note Offering

Notes offered             We are offering up to $25,000,000 in principal amount
                          of the 9% notes due 2004. The offering will only be completed if we sell notes for cash and/or exchange notes for debentures, as described on the following page, in a total amount of at least $20,000,000 in principal amount. For a description of the other conditions to the offering, see "CONDITIONS TO THE
                          OFFERING".

Issue price               We will sell the notes for 100% of their aggregate
                          principal amount.

Minimum purchase          You may only purchase notes in increments of $5,000
                          in aggregate principal amount, or exchange debentures in increments of $5,000 for an equivalent principal amount of notes as described on the following page.

Maturity                  The notes will mature on November 30, 2004.

Interest We will pay interest on the notes at an annual rate of 9%, and will make interest only payments monthly on the 30th day of each month. We will make the first interest payment on December 30, 1999. Interest on the notes will begin to accrue on the later of December 1, 1999, or the closing date of the offering.

Optional redemption       We may, at our option, redeem any or all of the notes
                          at any time on or after November 30, 2001, by giving you notice 60 days before the date of redemption. If we do redeem your notes, we will redeem them for their face value in minimum amounts of $1,000, or in any integral multiple of $1,000, plus interest accrued to the date of redemption.

Market for the notes      The notes are newly issued, and therefore there is
                          not a current trading market for the notes. We intend to list the notes for trading on Tier I of the Pacific Exchange, Inc. under the symbol "MMS04".
                          However, we cannot assure you that an active public trading market for the notes will develop.

Ranking of the notes      The notes are unsecured debt instruments of
                          Metropolitan, and will rank equal to our debentures and our other unsecured debt. The notes will rank junior to any secured debt that we have now, or any that we issue in the future. At June 30, 1999, we had outstanding approximately $197,956,000 including principal and compounded and accrued interest, of unsecured debenture debt and $156,485,000, including principal and accrued interest, of collateralized debt and similar obligations. See "CAPITALIZATION".

Use of proceeds           We will use the proceeds from the sales of these
                          notes to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to retire maturing debentures, pay preferred stock dividends, for property development and for general corporate purposes. We will not receive any proceeds for notes that are exchanged for debentures. See "USE
                          OF PROCEEDS".

Risk factors
                          Your investment in the notes involves some risk. You should invest in the notes only after reviewing the risks described in this prospectus. See "RISK FACTORS" for a discussion of the risks associated with investing in the notes.

                         Summary of the Exchange Offer

Exchange offer            If you are currently a holder of our debentures,
                          Investment Debentures Series II or III, or
                          Installment Debentures Series I, you will have the option to exchange your debentures for the notes we are offering through this prospectus. Subject to the limitations and conditions described under the heading "THE EXCHANGE OFFER," you will receive an equal principal amount of notes for all debentures that you validly tender and we accept. To exchange your debentures, you must properly tender them to us and we must accept them. There is a limited amount of debentures that we will accept. See "THE EXCHANGE
                          OFFER". The notes will be issued on the terms described in this prospectus, and may not have the same terms and interest rates as your debentures. See
                          "COMPARISON OF NOTES AND DEBENTURES".

Expiration date
                          The exchange offer will expire at 5:00 p.m., New York City time, November 30, 1999, unless we decide to extend the expiration date.

Conditions and priority
of allocation             The minimum amount of notes we will issue is
                          $20,000,000 and the maximum amount of notes that we will issue in this offering is $25,000,000. If purchases of notes by investors, together with investors who desire to exchange their debentures for notes, exceeds $25,000,000, we intend to sell or exchange notes in the following order of priority:
                          (1) first to investors who are purchasing notes and not exchanging debentures, then (2) to existing investors who desire to exchange their debentures for notes, subject to our discretion to accept or reject any tender for any reason. For a more detailed description of our intended priority of allocation, see "CONDITIONS TO THE OFFERING".

Special procedures for
beneficial owners         If you are the beneficial owner of debentures and you
                          registered your debentures in the name of a broker or other institution, and you wish to participate in the exchange, you should promptly contact the person in whose name you registered your debentures and instruct that person to tender your debentures on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding debentures, either make appropriate arrangements to register ownership of the outstanding debentures in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed delivery
procedure                 If you wish to tender your debentures and time will
                          not permit your required documents to reach the exchange agent by the expiration date, or you cannot complete the procedure for book-entry transfer on time or you cannot deliver your certificates for registered debentures on time, you may tender your debentures in compliance with the procedures described in this prospectus under the heading "THE
                          EXCHANGE OFFER -- How to Use the Guaranteed Delivery
                          Procedures if You Will Not Have Enough Time to Send all Documents to us."

Exchange agent            Metropolitan Investment Securities, Inc. will act as
                          the exchange agent for the exchange offer. For questions relating to the exchange offer, you can reach them at (509) 835-2210.

Risk factors
                          Exchanging notes for your debentures involves some risk. You should exchange notes for your debentures only after reviewing the risks described in this prospectus. See "RISK FACTORS" for a discussion of the risks associated with exchanging notes for your debentures.

                                 Capitalization

   The following table sets forth the capitalization of the consolidated group at June 30, 1999.

                                                                     Amount
                              Class                               Outstanding
                              -----                               ------------
Debt Payable:
  Advances under funding facility with NationsBanc Mortgage
   Capital Corp., interest at 5.964% per annum; due on March 24,
   2000; collateralized by $113,568,000 in real estate contracts and mortgage notes............................................ $107,889,322
  Reverse repurchase agreements with Donaldson, Lufkin &
   Jenrette; interest at 4.93% per annum; due on July 12, 1999;
   collateralized by $15,000,000 in U.S. Treasury Bonds..........   15,168,750
  Reverse repurchase agreements with Bear Stearns; interest at 6%
   per annum; due July 1, 1999; collateralized by $10,000,000 in
   collateralized mortgage obligation (CMO) bonds................    9,575,000
  Note payable to Old Standard Life Insurance Company; interest at 10.50% per annum; due May 3, 2004; collateralized by Beach
   House Restaurant..............................................    2,542,500
  Note payable to U.S. Bank; interest at 6.938% per annum; due
   September 30, 1999; collateralized by Metropolitan Financial
   Center Building...............................................   10,000,000
  Note payable to Summit Securities, Inc., interest at 11.0% per annum; due on June 30, 2000; collateralized by $11,250,000 in
   structured settlement agreements..............................    9,000,000
  Real estate contracts and mortgage notes payable, interest rates ranging from 3% to 11.6% per annum, due through 2016;
   collateralized by senior liens on certain of the Company's real estate contracts, mortgage notes and real estate held for
   sale..........................................................    1,894,963
  Accrued interest payable.......................................      414,307
                                                                  ------------
    Total Debt Payable...........................................  156,484,842
                                                                  ------------
Debenture Bonds:
  Investment Debentures, Series III maturing in 1999 to 2009, at
   5.5% to 11%...................................................   54,159,319
  Investment Debentures, Series II maturing in 1999 to 2002, at
   5.5% to 11%...................................................  119,485,253
  Installment Debentures Series I, maturing in 1999 to 2007 at
   7.5% to 10.25%................................................      173,276
  Compound and accrued interest..................................   24,138,487
                                                                  ------------
    Total Debenture Bonds........................................  197,956,335
                                                                  ------------
Stockholders' Equity:
  Preferred Stock................................................   19,480,420
  Common Stock...................................................      293,417
  Additional paid-in capital.....................................   20,482,170
  Accumulated comprehensive loss.................................   (3,459,303)
  Retained earnings..............................................   34,321,749
                                                                  ------------
    Total Stockholders' Equity...................................   71,118,453
                                                                  ------------
    Total Capitalization......................................... $425,559,630
                                                                  ============

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below as of and for the nine months ended June 30, 1999 and 1998, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from the unaudited financial statements appearing in Metropolitan's Form 10-Q for the quarter ended June 30, 1999, which is incorporated in this prospectus by reference and is attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1998 and 1997 and for the years ended September 30, 1998, 1997 and 1996, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K for the year ended September 30, 1998, which is incorporated herein by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1996, 1995 and 1994 and for the years ended September 30, 1995 and 1994, other than the ratio of earning, to fixed charges and preferred stock dividends, have been derived from the consolidated financial statement not included elsewhere herein.

                            Nine Months Ended
                                June 30,                         Year Ended September 30,
                          ----------------------  ----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        (dollars in thousands except per share amounts)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
Revenues................  $  121,076  $  118,510  $  155,955  $  155,135  $  156,672  $  138,107  $  138,186
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Income before minority
 interest...............  $   16,391  $   10,759  $   10,453  $    9,791  $    8,146  $    6,376  $    5,702
Income allocated to
 minority interests.....        (305)        (99)       (126)       (123)       (108)        (73)       (224)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income..............      16,086      10,660      10,327       9,668       8,038       6,303       5,478
Preferred stock
 dividends..............      (2,639)     (2,849)     (3,732)     (4,113)     (3,868)     (4,038)     (3,423)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income applicable to
 common stockholders....  $   13,447  $    7,811  $    6,595  $    5,555  $    4,170  $    2,265  $    2,055
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Ratio of earnings to
 fixed charges..........        1.16        2.08        1.75        1.77        1.46        1.35        1.29
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends(1)...........        1.00        1.61        1.37        1.31        1.14        1.03        1.04
PER COMMON SHARE
 DATA(2):
Basic and diluted income
 per share applicable to
 common
 stockholders(3)........  $  103,436  $   60,085  $   50,728  $   42,733  $   32,073  $   17,288  $   14,996
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding(2).........         130         130         130         130         130         131         137
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Cash dividends per
 common share...........  $    1,800  $      600  $    1,200  $       --  $       --  $    3,800  $      675
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............  $1,265,056  $1,155,568  $1,226,665  $1,112,389  $1,282,659  $1,078,468  $1,063,290
Debentures, line of
 credit advances, other
 debt payable and
 securities sold, not
 owned..................     354,441     232,059     323,908     190,131     363,427     226,864     261,500
Stockholders' equity....      71,118      60,942      58,757      54,113      46,343      40,570      32,625

--------
(1) The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.00, 1.61, 1.37, 1.31, 1.14, 1.03, and 1.04 for the nine months ended June 30, 1999 and 1998 and the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.01, 1.28, 1.10, 1.01, 1.11, 1.05, and 1.34 for the nine months ended June 30, 1999 and 1998, and the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively. The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was 1.16 and 2.08 for the nine months ended June 30, 1999 and 1998, respectively; and 1.75, 1.77, 1.46, 1.35, and 1.29 for the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.16, 1.64, 1.40, 1.36, 1.48, 1.40, and 1.36 for the nine months ended June 30, 1999 and 1998, and the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively.
(2) All information retroactively reflects the reverse common stock split of 2,250:1 which occurred during the fiscal year ended September 30, 1994.
(3) Earnings per common share, basic and diluted, are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

   When deciding whether or not to purchase the notes or exchange your debentures for notes, you should carefully consider the risks contained in the section entitled "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" of Metropolitan's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, incorporated into and attached to this prospectus. You should also consider the following risks associated with an investment in the notes:

The indenture does not         Metropolitan's and your rights and obligations
restrict our ability           in the notes are defined in an indenture dated
to incur additional            as of October 6, 1999. The indenture does not
debt                           restrict our ability to issue additional notes
                               or to incur other debt. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund.

The notes are not              The notes offered in this prospectus are
insured against the            unsecured obligations of Metropolitan and they
risk of loss                   are not insured or guaranteed by any bank, any
                               governmental agency, any insurance company, any affiliate of Metropolitan or any other person or entity. Thus, the notes have greater risk than investments that are insured against the risk of loss.

There is no                    There is currently no trading market for the
established trading            notes. Although we intend to list the notes for
market for the notes           trading on Tier I of the Pacific Exchange, we
                               can not assure you that an active public market for the notes will develop. You should consider your needs for liquidity before investing in the notes.

Possible inability to          The State of Washington regulates the amount of
continue selling               securities that we can sell under the Debenture
securities                     Company Act. Under that act, the amount of
                               securities that can be sold can be, and has previously been, limited by the State of Washington. Because of this limitation, we may be restricted in the amount of securities that we are able to offer in this offering or in future offerings. As a result of this offering, if successfully completed and upon the listing of the notes for trading on Tier I of the Pacific Exchange, we anticipate that we may no longer be subject to some of these regulations by the State.

                                USE OF PROCEEDS

   If all the notes offered are sold as new sales and none are exchanged, we expect the maximum proceeds from the offering to total $25,000,000 before deducting sales commissions and other expenses. We will not receive any new proceeds for notes exchanged for debentures. Commissions will range from two and one-half percent (2.5%) to five and one-half percent (5.50%) depending on whether notes are exchanged for debentures or sold for cash. This will result in commissions of between $625,000 and $1,375,000, depending on the amount of debentures exchanged and the amount of notes purchased. Other expenses are
estimated to be $    . We can not assure you that the conditions to the
offering will be satisfied and that the notes will be sold or exchanged.

   In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this offering for the following purposes: priority will be given first to (1) funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures, proceeds of this offering may be used for retiring maturing debentures, preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. Approximately $51.4 million in principal amount of debt securities will mature between November 15, 1999 and January 31, 2001 with interest rates ranging from 5.6% to 9.75% and averaging approximately 8.0% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1998.

   We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we won't receive any new proceeds for exchanges of debentures, and because we do not know how many notes will be sold for cash, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

               CONDITIONS TO THE OFFERING AND ALLOCATION OF NOTES

Conditions to the Offering

   This offering is conditional upon debenture holders tendering, and us accepting, together with sales of new notes, at least $20,000,000 in aggregate principal amount of debentures and new sales of notes. The maximum amount of notes we will sell for cash or exchange for debentures in this offering is $25,000,000. You must either exchange debentures and/or purchase notes in an aggregate principal amount of at least $5,000. We will only sell notes or exchange debentures for notes in increments of $5,000 in principal amount.

   We are making the offering of the notes on the basis that if we do not receive subscriptions for at least $20 million of notes by November 30, 1999, unless we extend that period from time to time, which we may do in our sole discretion, then we will promptly return to you any exchange documents received or any funds received without interest. While we wait for these conditions to be satisfied, we will promptly deposit any funds we receive from you in an escrow account with Bank of America.

   If we receive subscriptions for at least $20 million during the period of our offering described in the prior paragraph, then we may continue to offer the notes until the end of our offering period or until the end of any extension period.

Priority of Allocation

   If more investors desire to exchange their debentures for the notes or if more new investors desire to purchase the notes for cash than there are notes available for us to sell, then we have the discretion to determine in which order we will sell you our notes or exchange your debentures for notes. If there is an over subscription, we intend to allocate the notes in the following order of priority:

  .  First, to investors making new purchases of notes,

  . Then, to investors who are both exchanging debentures and are also making new purchases of notes in an amount equal to or greater than the principal and accrued interest on the debentures they are exchanging,

  . Then, equally to investors that are only exchanging debentures for notes and investors who are both exchanging debentures for notes and purchasing new notes in an amount less than the principal and accrued interest on the debentures they are exchanging.

   We may, in our sole discretion and without notice to you, change the overall priority we intend to allocate the notes or elect not to follow the above priority on a case by case basis. For the orders we receive to exchange or purchase our notes that we do not accept, we will promptly return to you any exchange documents received or any funds received without interest. If we do not accept your offer to exchange your debentures for the new notes that we are offering, then you will continue to be a holder of your debentures and entitled to receive interest payments as though you had not tendered your debentures for exchange.

                            DESCRIPTION OF THE NOTES

General

   The notes will be issued under an indenture dated as of October 6, 1999, between Metropolitan and U.S. Bank Trust National Association. The following statements relating to the notes and the indenture are summaries and are not complete. These summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee at 601 Union Street, Suite 2120, Seattle, Washington 98101.

   The notes represent unsecured general obligations of our company and will be issued as global securities in fully registered book-entry form without coupons. The notes will be sold to the public at 100% of their principal amount. The notes are not convertible into our capital stock or other securities.

   The notes will not be guaranteed or insured by any governmental agency or by any other person or entity. The State of Washington regulates the amount of debt securities we may issue, our debt to equity ratio, some of our investments and various other aspects of our business. At June 30, 1999, we had outstanding approximately $197,956,000, including principal and compounded and accrued interest, of unsecured debenture debt and $156,485,000, including principal and accrued interest, of collateralized debt and similar obligations. If this offering is successfully completed and the notes are successfully listed for trading on Tier I of the Pacific Exchange, we anticipate that we may no longer be subject to some of these regulations by the State.

Interest and Maturity

   The notes will bear interest at an annual rate of 9% commencing on the later of December 1, 1999, or the closing date of the offering, until they mature or until we redeem them. Interest payments will be made monthly, on the 30th day of each month, beginning with the 30th day of the month of the commencement of the accrual of interest, to the person in whose name a note is registered at the close of business on the first day of that month. The notes will mature on November 30, 2004. The notes are not subject to any sinking fund provision.

Optional Redemption

   We can redeem the notes, at our option, in whole or in part at any time on or after November 30, 2001, upon at least 60 days prior written notice. The redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the date set for redemption.

   If we make a partial redemption of the notes, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by other methods as the trustee in its sole discretion shall deem to be fair and appropriate. No note of less than $1,000 in principal amount will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount of that note that will be redeemed. In this case, a new note in a principal amount equal to the unredeemed portion will be issued in the holders name upon cancellation of the original note.

The Indenture

   General. The notes will be issued under the indenture between Metropolitan and U.S. Bank Trust National Association, as trustee. The indenture does not restrict our ability to issue additional notes or to incur other debt. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. The notes that we are offering are senior in liquidation only to our outstanding equity securities. They are subordinate to our collateralized debt and rank equal to our debentures, our unsecured debt and our unsecured accounts payable and accrued liabilities. You should not rely on the terms of the indenture for protection of your investment, but should look rather to our creditworthiness and ability to satisfy our obligations.

   Merger, Consolidation or Sale of Assets. The indenture provides that we may, with or without your consent, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that (1) either Metropolitan is the continuing entity, or the successor entity formed by or resulting from any consolidation or merger or the entity that received the transfer of the assets shall be an entity organized and existing under the laws of the United States or a state thereof and the successor entity shall expressly assume our obligation to pay the principal and interest on the notes and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the indenture;
(2) immediately after giving effect to this transaction and treating any indebtedness that becomes an obligation of the successor entity, no event of default under the indenture, and no event that, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing; and (3) an officers' certificate and legal opinion covering these conditions shall be delivered to the trustee.

   Existence. The indenture requires us to do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, material rights and material franchises; provided, however, that we are not required to preserve any right or franchise if our Board of Directors determines that the preservation is no longer desirable in the conduct of our business.

   Maintenance of Properties. The indenture requires us to cause all of our material properties used or useful in our business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. It also requires us to cause all necessary repairs, renewals, replacements, betterments and improvements to be made, all as in our judgment may be necessary so that our business may be properly and advantageously conducted at all times; provided, however, that we and our subsidiaries are not prevented from selling or otherwise disposing of our properties for value in the ordinary course of business.

   Insurance. The indenture will require us and our subsidiaries to keep in force upon all of our properties and operations policies of insurance carried with responsible companies in amounts and covering all risks as are customary in the industry and customary with prevailing market conditions and availability.

   Payment of Taxes and Other Claims. The indenture requires us to pay or discharge or cause to be paid or discharged, before delinquent, (1) all taxes, assessments and governmental charges levied or imposed on us or any of our subsidiaries or on our income, profits or property and (2) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our or our subsidiaries' property; provided, however, that the we are not required to pay or discharge any tax, assessment, charge or claim where the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

   Provision of Financial Information. The indenture requires us, within 15 days after each of the respective dates by which we are required to file annual reports, quarterly reports and other documents with the SEC, (1) to transmit by mail to all note holders, as their names and addresses appear in the applicable register, without cost to the note holders, summaries of the annual reports, quarterly reports and other documents that we file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, (2) to file with the trustee copies of the annual reports, quarterly reports and other documents that we file with the SEC under Section 13 or 15(d) of the Securities Exchange Act, and (3) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of these documents to any prospective note holder.

   Modification of the Indenture. Note holders' rights may be modified with the consent of the holders of a majority in aggregate principal amount outstanding of the notes. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of notes required for modification can be made without the consent of each note holder affected by that amendment.

   Events of Default, Notice and Waiver. The following events will be an "event of default" under the indenture:

  .  A default for 30 days in the payment of any installment of interest;

  .  A default in the payment of the principal at maturity;

  . A default in the performance or breach of selected covenants or warranties of Metropolitan contained in the indenture which continues for 60 days after written notice;

  . A default under any bond, debenture, note, mortgage, indenture or other instrument or other evidence of indebtedness for money borrowed by Metropolitan or any of its subsidiaries, in an aggregate principal amount in excess of $10 million, whether this indebtedness currently exists or is subsequently created; or

  . In some events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Metropolitan or any of its significant subsidiaries.

   If an event of default under the indenture occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately by written notice to Metropolitan and the trustee. However, at any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority of the principal amount of the outstanding notes may rescind and annul the declaration and its consequences if (1) Metropolitan deposits with the trustee all required payments of principal and overdue interest on the notes, plus any applicable fees, expenses, disbursements and advances of the trustee, and (2) all events of default, other than the nonpayment of accelerated principal, or specified portion of principal, has been cured or waived as provided in the indenture. The indenture also provides that the holders of not less than a majority in principal amount of the outstanding notes may waive any past default and its consequences, except a default (a) in the payment of the principal or interest on the notes or (b) in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding note.

   The indenture requires the trustee to give notice to the note holders within 90 days of a default under the indenture unless the default is cured or waived; provided, however, that the trustee may withhold notice to the note holders if specified responsible officers of the trustee consider the withholding of notice to be in the note holders' interest, except for a default in the payment of the principal or interest on any note.

   The indenture provides that no note holders may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy in the indenture, except in the case of failure of the trustee, for 60 days, to act after (1) it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding notes, (2) it has received an offer of indemnity reasonably satisfactory to the trustee, and (3) no contrary directions from the holders of more than 50% of the outstanding notes have been received by the trustee. This provision will not prevent, however, any note holder from instituting suit for the enforcement of payment of the principal and interest on the notes at the respective due dates.

   The indenture provides that the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any note holders, unless these holders offer to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. The trustee may, however, refuse to follow any direction that is in conflict with any law or the indenture or that may involve the trustee in personal liability or that may be unduly prejudicial to the note holders not joining therein.

Book-Entry System

   The notes will be issued in the form of a global security, which is a single fully registered note in book-entry form, which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of the successor.

   So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by a global security for all purposes under the indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in compliance with DTC's regular operating procedures. Except as provided below, owners of a beneficial interest in a global security will not be entitled to have any of the individual notes registered in their names, will not receive or be entitled to receive physical delivery of any of these notes in definitive form and will not be considered the owners or holders of these notes under the Indenture. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

   If any of the following occur, we will issue individual notes in certificated form in exchange for a global security:

  .   DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act, and we do not appoint a successor depository within 90 days;

  . an event of default under the indenture with respect to the notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes represented by a global security advise DTC to cease acting as depository; or

  . we, in our sole discretion, determine at any time that the notes shall no longer be represented by a global security.

   In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual notes in certificated form of like tenor, equal in principal amount to the beneficial interest and to have the notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple of $1,000, and will be issued in registered form only, without coupons.

   DTC has advised us of the following information regarding DTC:

   DTC is:

  .  a limited-purpose trust company organized under the New York Banking
     Law;

  .  a "banking organization" within the meaning of the New York Banking Law;

  .  a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  . a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act.

   DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts, thereby eliminating the need for physical movement of securities certificates.

   Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

   Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note, or a beneficial owner, is in turn recorded on the direct and indirect participants' records. A beneficial owner does not receive written confirmation from DTC of its purchase, but the beneficial owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction.

   Transfers of ownership interests in the notes are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in notes, unless use of the book-entry system for the notes is discontinued.

   To facilitate subsequent transfers, the notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC records reflect only the identity of the direct participants to whose accounts notes are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

   Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices shall be sent to Cede & Co. If less than all of the notes represented by a global security are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

   Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails a proxy (an "omnibus proxy") to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date, which are identified on a list attached to the omnibus proxy.

   Metropolitan will provide the funds for the payment of principal and interest payments on the notes to the trustee and the trustee will pay principal and interest on the notes to DTC. DTC's practice is to credit direct participant's accounts on the payable date in proportion to their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of that participant and not of DTC, the trustee or Metropolitan, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Metropolitan or the trustee. Disbursement of payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of direct and indirect participants.

   DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Metropolitan or the trustee. Under these circumstances, if a successor securities depository is not appointed, note certificates are required to be printed and delivered.

   We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, note certificates will be printed and delivered.

   None of Metropolitan, the trustee, any paying agent, the security registrar or the underwriters will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for any notes or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between the participants and the owners of beneficial interests in a global security owned through those participants.

Interest, Registration and Transfer

   The principal and interest on the notes will be payable at the trustee's corporate trust office at 601 Union Street, Suite 2120, Seattle, Washington 98101; provided, however, that, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for the notes or by wire transfer of funds to that person at an account maintained within the United States.

   Subject to limitations imposed on the notes in the indenture, and if the notes are no longer a global security, the notes will be exchangeable for any authorized denomination of notes of the same series and of a like aggregate principal amount and tender upon surrender of a note or notes at the trustee's corporate trust office or at the applicable office of any designated agent of Metropolitan. In addition, subject to limitations imposed on the notes in the indenture, the notes may be surrendered for registration of transfer at the trustee's corporate trust office or at the applicable office of any designated agent of Metropolitan. Every note surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and evidence of title and identity satisfactory to the trustee, Metropolitan, or its transfer agent, as applicable. No service charge will be made for any registration of transfer or exchange of any note. However, with some exceptions, we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer.

   Neither Metropolitan nor the trustee shall be required to (1) issue, register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any note selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption; or (2) register the transfer of or exchange any note, or portion of a note, selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

                               THE EXCHANGE OFFER

How to Determine if You Are Eligible to Participate in the Exchange Offer

   We are offering to exchange, upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal accompanying it, $1,000 in principal amount of notes for each $1,000 in principal amount and accrued interest of our debentures, Investment Debentures Series II and III, or Installment Debentures Series I, that you hold. You must exchange at least $5,000 in aggregate amounts of principal and accrued interest of debentures to participate in the exchange offer. You may tender cash in addition to your debentures to meet the $5,000 minimum, or additional $5,000 increment. We will only exchange debentures in increments of $5,000 in principal amount. The terms of the notes are not the same as the terms of the debentures you may exchange in this exchange offer. For a description of the terms of the notes you may receive, see "DESCRIPTION OF THE NOTES". For a description of some of the differences between the notes and your debentures, see "COMPARISON OF NOTES AND DEBENTURES".

   We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of outstanding debentures in any jurisdiction in which this exchange offer or the acceptance of a debenture for exchange would not be in compliance with the securities or blue sky laws of that jurisdiction.

   If you are a broker-dealer that resells notes that you received for your own account in the exchange offer, and if you participate in a distribution of the notes, you may be an "underwriter" within the meaning of the Securities Act and any profit on any resale of notes and any commissions or concessions you receive may be underwriting compensation under the Securities Act. If you are a broker-dealer who acquires debentures as a result of market-making or other trading activities, you may use this prospectus, as supplemented or amended, in connection with resales of the notes. We have agreed that, for a period of one year after we consummate the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. If you tender debentures in the exchange offer for the purpose of participating in a distribution of the notes, or if you cannot rely upon these interpretations, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction to sell your notes.

   If you are tendering debentures, we will not require you to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the debentures in the exchange offer.

Maturing Debentures and Partial Tenders

   If you are the holder of a debenture that matures between the date of this prospectus and the expiration date of the offering, and wish to purchase new notes instead of receiving the principal amount due on maturity of you debenture, you will, for purposes of the offering, be deemed to be exchanging your debenture for notes. If there is an over subscription of the offering, you will be placed on even priority as other investors who wish to exchange their debentures as described above. If you do elect to exchange your maturing debentures for notes, you will not earn any interest on the debenture for the period beginning immediately after the maturity date of your debenture and before the date when interest begins to accrue on the notes.

   You may elect to exchange part of a debenture for notes. You must exchange debentures in increments of $5,000 in aggregate amounts of principal and accrued interest. If you elect to exchange only part of a debenture, a new debenture will be issued for the portion of the old debenture that is not being exchanged. No new debentures will be issued in denominations of less than $100.

Information About the Expiration Date of the Exchange Offer and Changes to It

   The exchange offer expires on the expiration date, which is 5:00 p.m., New York City time, on November 30, 1999, unless we, in our sole discretion, extend from time to time the period the exchange offer is open. If we extend the period for the exchange offer, the term "expiration date" means the latest time and date the exchange offer, as so extended, expires. We reserve the right to extend the exchange offer at any time and from time to time before the expiration date by giving written notice to Metropolitan Investment Securities, Inc., which is the exchange agent, and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the expiration date, unless applicable law or regulation requires otherwise, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all debentures previously tendered in the exchange offer will remain subject to the exchange offer.

   The exchange date will be the first business day following the expiration date of the offering. We expressly reserve the right to terminate the exchange offer and not accept for exchange any debentures for any reason, including if any of the events listed below under "--We may modify or terminate the exchange offer under some circumstances" have occurred and we have not waived them. We also reserve the right to amend the terms of the exchange offer in any manner, whether before or after any tender of the debentures. If we terminate or amend the exchange offer, we will notify the exchange agent in writing and will either issue a press release or give written notice to you as a holder of the debentures as promptly as practicable. Unless we terminate the exchange offer before 5:00 p.m., New York City time, on the expiration date, we will exchange the notes for debentures on the exchange date if the conditions to the offering are satisfied.

   We will mail this prospectus and the related letter of transmittal and other relevant materials to you as a record holder of debentures and we will furnish these items to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of debentures.

How to Tender Your Debentures

   If you tender any of your debentures to us by complying with one of the procedures below, that tender will constitute an agreement between you and us under the terms and subject to the conditions that we describe below and in the letter of transmittal for the exchange offer.

   You may tender debentures by properly completing and signing the letter of transmittal or a facsimile of it. All references in this prospectus to the "letter of transmittal" include a facsimile of the letter. You must deliver it, together with the certificate or certificates representing the debentures that you are tendering and any required signature guarantees, or a timely confirmation of a book-entry transfer in compliance with the procedure that we describe below, to the exchange agent at Metropolitan Investment Securities, Inc., 601 West First Avenue, Department 141000, Spokane, Washington 99201, on or before the expiration date. You may also tender debentures by complying with the guaranteed delivery procedures that we describe below.

   Your signature does not need to be guaranteed if you registered your debentures in your name, you will register the notes in your name and you sign the letter of transmittal. In any other case, the registered holder of your debentures must endorse them or send them with duly executed written instruments of transfer in form satisfactory to us. Also, we may, in our discretion, require an "eligible institution," like a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act, to guarantee the signature on the endorsement or instrument of transfer.

   If your debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender debentures, you should contact the registered holder promptly and instruct the holder to tender debentures on your behalf. If you wish to tender your debentures yourself, you must, before completing and executing the letter of transmittal and delivering your debentures, either make appropriate arrangements to register ownership of the debentures in your name or follow the procedures described in the immediately preceding paragraph. Transferring record ownership from someone else's name to your name may take considerable time.

How to Tender if You Hold Your Debentures Through a Broker or Other Institution and You Do Not Have the Actual Debentures

   If you will not be able to send all the exchange documents on time, you can still tender your debentures by using the guaranteed delivery procedures described below.

   You assume the risk of choosing the method of delivery of your debentures and all other documents. If you send your debentures and your documents by mail, we recommend that you use registered mail, return receipt requested, you obtain proper insurance, and you mail these items sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

   If you do not provide your taxpayer identification number, which is your social security number or employer identification number, as applicable, and certify that the number is correct, the exchange agent will withhold 31% of the gross proceeds otherwise payable to you in the exchange offer, unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax. You should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and you prove it in a manner satisfactory to us and the exchange agent.

How to Use the Guaranteed Delivery Procedures if You Will Not Have Enough Time to Send All Documents to Us

   If you desire to tender your debentures, and time will not permit a letter of transmittal, a book-entry transfer or debentures to reach the exchange agent before the expiration date, you may tender your debentures if the exchange agent has received at its office listed on the letter of transmittal on or before the expiration date a letter, telegram or facsimile transmission from an eligible institution setting forth: your name and address, the principal amount of the debentures that you are tendering, the names in which you registered the debentures and, if possible, the certificate numbers of the debentures that you are tendering.

   The eligible institution's correspondence to the exchange agent must state that the correspondence constitutes the tender and guarantee that within three New York Stock Exchange trading days after the date that the eligible institution executes the correspondence, the eligible institution will deliver the debentures, or a book-entry transfer, in proper form for transfer, together with a properly completed and duly executed letter of transmittal and any other required documents. We may, at our option, reject the tender if you do not tender your debentures and accompanying documents by either the above-described method or by a timely book-entry confirmation, and if you do not deposit your debentures and tender documents with the exchange agent within the time period stated above. Copies of a notice of guaranteed delivery that eligible institutions may use for the purposes described in this paragraph are available from the exchange agent.

   Valid receipt of your tender will occur as of the date when the exchange agent receives your properly completed letter of transmittal, accompanied by either the debentures or a timely book-entry confirmation. We will issue notes in exchange for debentures that you tendered with a notice of guaranteed delivery or correspondence to similar effect as described above by an eligible institution only against deposit of the letter of transmittal, any other required documents and either the tendered debentures or a timely book-entry confirmation.

We Reserve the Right to Determine Validity of All Tenders

   We will be the sole judge of all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of your tender of debentures and our judgment will be final and binding. We reserve the absolute right to reject any or all of your tenders that are not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not we waive similar defects or irregularities in your case. Neither we, the exchange agent nor any other person will be under any duty to give you notification of any defects or irregularities in tenders nor shall any of us incur any liability for failure to give you any notification. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding.

To Participate, You Must Complete the Letter of Transmittal Certifying Information About Yourself

   By tendering debentures and executing the letter of transmittal, you certify the following:

  .  you are not our "affiliate";

  . you are not a broker-dealer that owns debentures you acquired directly from us or our affiliate; and

  . you are acquiring the notes we are offering in this prospectus in the ordinary course of your business and that you have no arrangement with any person to participate in the distribution of the notes.

If you cannot certify the foregoing, you may certify that you are an affiliate of us or of the initial purchasers of the debentures, and you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to you.

   By tendering debentures for exchange, you will exchange, assign and transfer the debentures to us and irrevocably appoint the exchange agent as your agent and attorney-in-fact to assign, transfer and exchange the debentures. You will also represent and warrant that you have full power and authority to tender, exchange, assign and transfer the debentures and to acquire notes issuable upon the exchange of your tendered debentures. The letter of transmittal requires you to agree that, when we accept your debentures for exchange, we will acquire good and unencumbered title to them, free and clear of all liens, restrictions, charges and encumbrances and that they are not subject to any adverse claim.

   You will also warrant that you will, upon our request, execute and deliver any additional documents that we believe are necessary or desirable to complete the exchange, assignment and transfer of your tendered debentures. All authority conferred by you will survive your death or incapacity and every obligation of you shall be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

How We Will Either Exchange Your Debentures for Notes or Return Them to You

   On the exchange date, we will determine which debentures the holders validly tendered and we will issue notes in exchange for the validly tendered debentures that we accept for exchange. The exchange agent will act as your agent for the purpose of receiving notes from us and registering the notes in your name promptly after acceptance of the tendered debentures. If we do not accept your debentures for exchange, we will return them without expense to you promptly following the expiration of the exchange offer. If we do not accept your debentures and return them to you, they will retain the same terms as they had immediately before your tender. Interest will continue to accrue on your debentures while they are being held in escrow by the exchange agent.

We May Modify or Terminate the Exchange Offer Under Some Circumstances

   We are not required to issue notes in respect of any properly tendered debentures that we have not previously accepted. We may terminate the exchange offer or, at our option, we may modify or otherwise amend the exchange offer. If we terminate the exchange offer, it will be by oral or written notice to the exchange agent and by timely public announcement communicated no later than 5:00 p.m. on the next business day following the expiration date, unless applicable law or regulation requires otherwise, by making a release to the Dow Jones News Service. We may terminate the exchange offer in the following circumstances:

  . Any court or governmental agency brings a legal action seeking to prohibit the exchange offer or assessing or seeking any damages as a result of the exchange offer, or resulting in a material delay in our ability to accept any of the debentures for exchange; or

  . Any government or governmental authority, domestic or foreign brings or threatens any law or legal action that in our sole judgment, might directly or indirectly result in any of the consequences referred to above; or, if in our sole judgment, this activity might result in the holders of notes having obligations with respect to resales and transfers of notes that are greater than those we described above in the interpretations of the staff of the SEC or would otherwise make it inadvisable to proceed with the exchange offer; or

  . A material adverse change has occurred in our business, condition, financial or otherwise, operations or prospects.

   The foregoing conditions are for our sole benefit and we may assert them with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to the condition. We also reserve the right to waive these conditions in whole or in part at any time or from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights will not be a waiver of any right, and each right will be an ongoing right that we may assert at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

   Any determination by us concerning the fulfillment or nonfulfillment of any conditions will be final and binding upon all parties.

   In addition, we will not accept for exchange any tendered debentures, and we will not issue notes in exchange for any debentures, if at that time there is, or the SEC has threatened, any stop order with respect to the registration statement that this prospectus is a part of, or if qualification of the indenture is required under the Trust Indenture Act of 1939, and has not been so qualified.

Where to Send Your Documents For the Exchange Offer

   We have appointed Metropolitan Investment Securities, Inc. as the exchange agent for the exchange offer. You must send your letter of transmittal to the exchange agent at:

     Metropolitan Investment Securities, Inc.
     601 West First Avenue
     Spokane, Washington 99201-5015
     Telephone: (509) 835-2210
     Facsimile: (509) 835-2767
     Attention: Exchange Agent

   If you send your documents to any other address or fax number, you will not have validly delivered them and you will not receive notes in exchange for your debentures. We will return your debentures to you.

We Are Paying Our Costs For the Exchange Offer

   We have retained Metropolitan Investment Securities, Inc., one of our affiliates, to act as a dealer-manager and the exchange agent in connection with the exchange offer and will pay them a commission of 2.5% to 2.75% of the principal amount of debentures exchanged, plus reimbursement of reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses that they incur in forwarding tenders for their customers. We will pay the expenses incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting, investment banking and legal fees. We
estimate that these fees are approximately $    . See "PLAN OF DISTRIBUTION".

   No person has been authorized to give you any information or to make any representations to you in connection with the exchange offer other than those that this prospectus contains. If anyone else gives you information or representations about the exchange offer, you should not rely upon that information or representation or assume that we have authorized it. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which this prospectus gives information.

   We are not making the exchange offer to, nor will we accept tenders from or on behalf of, holders of debentures in any jurisdiction in which it is unlawful to make the exchange offer or to accept it. However, we may, at our discretion, take action as we may deem necessary to make the exchange offer in any jurisdiction and extend the exchange offer to holders of debentures in those jurisdictions. In any jurisdiction where the securities laws or blue sky laws require a licensed broker or dealer to make the exchange offer one or more registered brokers or dealers that are licensed under the laws of that jurisdiction is making the exchange offer on our behalf.

   Holders of debentures will not have dissenters' rights or appraisal rights in connection with the exchange offer.

                       COMPARISON OF NOTES AND DEBENTURES

   The following is a brief summary of some of the differences and similarities between the notes we are offering in this prospectus and the debentures that you may currently own. For a more detailed description of the notes, see "DESCRIPTION OF THE NOTES". The table below lists some of the provisions of our outstanding debentures in general. For a more detailed description of the terms of your debentures, see the provisions of your debentures as they are described in the physical certificates representing your debentures.

                                         Notes                         Debentures
                               ------------------------   ------------------------------------
 Maturity dates............... The notes will mature on   The debentures have a maturity
                               November 30, 2004.         date between 1999 and 2009,
                                                          depending on the series and type
                                                          of debentures and the date
                                                          originally purchased.

 Interest rates and payments.. Interest only payments     Interest payments on the
                               will be made monthly at    debentures range from monthly,
                               an annual rate of 9%.      quarterly, annually, to only
                                                          payable at maturity. The Installment
                                                          Debentures also make amortizing
                                                          payments of principal and interest.
                                                          Interest rates on the debentures
                                                          range from 5.5% to 11%.

                                               Notes                           Debentures
                                     ------------------------   ----------------------------------------
 Conversion......................... The notes are not          The debentures are not convertible
                                     convertible into any       into any other security of Metropolitan.
                                     other security of
                                     Metropolitan.

 Optional redemption by the issuer.. We may redeem the notes    The debentures are not
                                     at any time on or after    redeemable by Metropolitan.
                                     November 30, 2001.

 Ranking............................ The notes will rank        The debentures rank equally with
                                     equally with our           the notes and our other unsecured debt.
                                     debentures and our other
                                     unsecured debt.

 Voting Rights...................... Amendments to the          Amendments to the indenture that
                                     indenture or the terms     relate to the debentures or the terms
                                     of the notes may be made   of any series of debentures may be
                                     in most cases with the     made in most cases with the consent
                                     consent of the holders     of the holders of 66 2/3% in
                                     of a majority in           principal amount outstanding
                                     principal amount           of the series affected by the amendment.
                                     outstanding.

 Listing and trading................ Intended to be listed      Not listed for trading on a
                                     for trading on Tier I of   securities exchange.
                                     the Pacific Exchange.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of some of the federal income tax consequences to persons exchanging their debentures for notes or making new purchases of notes for cash in this offering. The discussion contains some of the tax consequences to investors in this offering, but does not deal with all aspects of federal taxation, or with any aspect of state, local or foreign taxation that may be relevant to investors in light of their personal investment and tax circumstances. Some investors, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and qualified employee benefit plans under the Employee Retirement Income Security Act of 1974, or tax-qualified retirement plans and individual retirement accounts under the Internal Revenue Code of 1986 (the "Code"), may be subject to special rules not discussed below. Debenture holders desiring to tender their debentures for notes are advised to consult with their own tax advisors regarding the federal, state, local and foreign tax consequences which could result therefrom. Furthermore, all potential holders of notes should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences of acquiring, holding and disposing of the notes. Metropolitan believes that the notes should be characterized as debt for federal income tax purposes. The following discussion makes the same assumption.


Exchange of Debentures

   Generally, the amount of gain or loss that will be recognized upon the exchange of debentures for notes will be equal to the difference between (1) the fair market value of the notes received and (2) the adjusted basis of the debentures surrendered increased by any original issue discount or market discount previously included in income by the holder. See discussions of Original Issue Discount and Market Discount below. Therefore, assuming a debenture holder's basis in his debentures is equal to the fair market value of the notes he receives, the holder should not recognize gain as a result of the exchange. In the event a debenture holder acquired them at a market discount that has not been previously taken into income, or his basis therein is otherwise less than the fair market value of the notes received, the holder likely will recognize gain upon the exchange.

Stated Interest

   Under general federal income tax principles, holders of notes must include stated interest in income in accordance with their method of tax accounting. Accordingly, holders of notes using the accrual method of tax accounting must include stated interest in income as it accrues and holders of notes using the cash method of tax accounting must include stated interest in income as it is actually or constructively received.

   Payments of interest to taxable holders of notes will constitute portfolio income for purposes of Section 469 of the Code and not passive activity income. Accordingly, this income will not be subject to reduction by losses from passive activities (e.g., any interest in a trade or business held as a limited partner or other arrangements in which the holders of notes do not materially participate) of holders of notes who are subject to the passive activity loss rules. However, income attributable to interest payments may be offset by investment expense deductions, subject to the limitation that individual investors may only deduct miscellaneous itemized deductions, including investment expenses, to the extent these deductions exceed two percent of the investor's adjusted gross income.

Holding Period of Notes

   For purposes of determining whether gain or loss on the disposition of the note is long term or short term capital gain or loss, the holding period of the notes begins with the date the notes are issued in connection with the offering.

Disposition of the Notes

   On the sale, redemption or other disposition of the notes, the holder will recognize gain or loss measured by the difference between (1) the amount of cash and the fair market value of the property received and (2) the holder's tax basis in the notes sold, exchanged or otherwise disposed of, increased by any original issue discount or market discount previously included income by the holder. See discussions of Original Issue Discount and Market Discount below. Provided that the notes are issued for cash at par or are exchanged for debentures at par, a holder's basis in the notes will be equal to the original principal amount of the notes received. Subject to the market discount and bond premium rules discussed below, the gain or loss from disposition of the notes will be a capital gain or loss, provided the notes were held as a capital asset, and will be long term gain or loss if the notes were held for more than one year.

Original Issue Discount

   Original issue discount is generally defined as the excess of a debt instrument's stated redemption price at maturity over its issue price, subject to a statutorily-defined de minimis exception, generally one-quarter of 1% of the debt instrument's stated redemption price at maturity multiplied by the number of complete years to maturity from its issue date. The "stated redemption price at maturity" of a debt instrument is generally the sum of the debt instrument's stated principal amount plus all other payments required thereunder, other than payments of "qualified stated interest," generally, stated interest that is unconditionally payable in cash at least annually at a single fixed rate that equals or exceeds a published federal rate. The "issue price" of a debt instrument that is not part of an issue of which a substantial part is sold for money and is traded on an established securities market is its fair market value when issued. Metropolitan believes that (1) the interest paid on the note will be qualified stated interest and (2) the issue price and stated redemption price at maturity will equal each other. Therefore, Metropolitan expects that the notes will not be issued with original issue discount.

   In the event notes were deemed to be issued with more than a de minimis discount, the original issue discount will be included in income by the acquiring holder as it accrues under a constant yield method which would generally require the recognition of taxable income associated with such discount prior to the receipt of cash by such holder.

Bond Premium

   Metropolitan believes that the notes will be issued without premium. However, in the event a note holder's initial adjusted basis in the notes or their fair market value immediately after the issuance, whichever is lower, exceeds the amount payable at maturity of the notes, or in some cases, on an earlier call date, the holders of notes may be able to elect to deduct the excess using a constant yield method over the remaining term of the notes as amortizable bond premium under Section 171 of the Code provided the notes are held as a capital asset. Except as provided in the Treasury Regulations relating thereto, the amortizable bond premium will be treated as an offset to interest income on the notes rather than as a separate deduction item. An election under Section 171 of the Code generally is binding once made and applies to all obligations owned or subsequently acquired by the taxpayer.

Market Discount

   With respect to notes acquired subsequent to the date of issuance, the market discount provisions of the Code generally provide that, subject to a statutorily defined de minimis exception, if a note is acquired at a market discount and the holder thereof thereafter recognizes gain on a disposition of such note, including a gift, the lesser of the gain or the portion of the market discount that accrued while the note was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, in the case of a note not issued with original issue discount, an acquisition at a market discount includes an acquisition, other than an acquisition at original issuance, resulting in a basis in the note below the note's stated redemption price at maturity. The market discount rules also provide that a holder who acquires a note at a market discount, and who does not elect to include the market discount in income on a current basis, may be required to defer the deduction of a portion of any interest incurred or maintained to purchase or carry the debt instrument until the holder disposes of the debt instrument in a taxable transaction.

   The notes provide that they may be redeemed, in whole or in part, before maturity. If some or all of the notes are redeemed, each holder of a note acquired at a market discount would be required to treat the principal payment as ordinary interest income to the extent of any accrued market discount on the notes.

   A holder of a debt instrument may elect to have market discount currently included in income. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the fist day of the first taxable year to which the election applies and may not be revoked without the consent of the Service. If a note holder elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or other dispositions of a note and the deferral of interest deduction on indebtedness related to the note will not apply.

Backup Withholding

   Under the backup withholding rules, a holder of a debenture or note may be subject to backup withholding at the rate of 31% with respect to interest paid on, and the cash proceeds of the sale, redemption or other disposition of, the debentures or notes unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates that fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding may be required for the amount of notes received.

                              PLAN OF DISTRIBUTION

   The notes are being offered directly to the public on a best efforts basis, with conditions, through Metropolitan Investment Securities, Inc. ("MIS"), which is affiliated with Metropolitan through the common control by C. Paul Sandifur Jr. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the notes. A commission of between 2.5% and 5.50% of the principal amount purchased or exchanged will, however, be paid by Metropolitan, depending on whether purchases of notes are for cash or for exchange for outstanding debentures. The notes are being offered only for cash or cash equivalents, or for exchange on the terms described under the section entitled "THE EXCHANGE OFFER." MIS will promptly deposit funds it receives for new purchases in an escrow account, to be transmitted directly to Metropolitan pending the satisfaction of the conditions to the offering. During the three fiscal years ended September 30, 1998, MIS has received commissions of $3,698,362 from Metropolitan on sales of approximately $112,685,000 of Metropolitan's debentures.

   MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the notes offered by this prospectus. Accordingly, MIS has obtained a letter from Cruttenden Roth Incorporated, a NASD member, stating that the interest rate on the notes is consistent with Cruttenden's recommendations which were based on conditions and circumstances existing as of the date of the prospectus. Cruttenden has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the notes offered, Cruttenden will receive $25,000.00 in fees. Cruttenden will also be reimbursed by Metropolitan for its actual out-of-pocket expenses.

   We have agreed to indemnify Cruttenden against, or make contributions to Cruttenden with respect to, some liabilities under the Securities Act of 1933 and the Securities Exchange Act.

   MIS does not intend to make a market for the notes. MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 5.50% of the principal amount of notes sold by those dealers.

                                 LEGAL MATTERS

   The legality of the notes to be issued in connection with this offering is being passed upon for Metropolitan by the law firm of Kutak Rock, Denver, Colorado.

                                    EXPERTS

   The consolidated balance sheets of Metropolitan Mortgage & Securities Co., Inc. and its subsidiaries as of September 30, 1998 and 1997, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998, incorporated by reference in this prospectus, have been incorporated in reliance upon the report, which includes an explanatory paragraph describing changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act, and, in compliance with the act, file periodic reports and other information with the SEC. These reports and the other information that we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan, that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

   We have filed with the SEC in Washington, D.C., a registration statement on Form S-2 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The following documents filed with the SEC are incorporated in this prospectus by reference:

   Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 1998, filed January 13, 1999.

   Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended June 30, 1999, filed August 13, 1999.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., PO Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Metropolitan Mortgage & Securities Co., Inc.




                                  $25,000,000

                               9% Notes due 2004

                               ----------------

                                   PROSPECTUS

                               ----------------

                                         , 1999

                    Metropolitan Investment Securities, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    Information Not Required in Prospectus

Item 14: Other Expenses of Issuance and Distribution

      SEC Registration Fee............................................. $ 6,950
      NASD Filing Fee..................................................   3,000
      Independent Underwriter Fee and Expenses.........................  25,000
      Accounting Fees and Expenses(/1/)................................       *
      Legal Fees and Disbursements(/1/)................................       *
      Trustee's Fees and Expenses(/1/).................................       *
      Printing Expenses(/1/)...........................................       *
      Miscellaneous Expenses(/1/)......................................       *
                                                                        -------
        Total Expenses................................................. $     *
                                                                        =======

--------
*  To be supplied by amendment
(1) Estimated

Item 15: Indemnification of Directors and Officers

   Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

   (a) Exhibits

      1.01* Selling Agreement between Metropolitan and Metropolitan Investment
            Securities, Inc.

      1.02* Form of Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and
            Cruttenden Roth Incorporated with respect to the note to be registered.

      1.03* Form of Pricing Recommendation Letter of Cruttenden Roth
            Incorporated with respect to the notes to be registered.

      4.01* Indenture, dated as of October 6, 1999, between Metropolitan and
            U.S. Bank Trust National Association, trustee.

      5.01* Opinion of Kutak Rock as to the validity of the notes.

     10.01  Employment Agreement between Metropolitan and Bruce Blohowiak
            (incorporated by reference to Exhibit 10(a) to Metropolitan's Form
            10-K filed January 8, 1998).

     10.02  Employment Agreement between Metropolitan and Michael Kirk
            (incorporated by reference to Exhibit 10(b) to Metropolitan's Form
            10-K filed January 8, 1998).

     10.03  Employment Agreement between Metropolitan and Jon McCreary
            (incorporated by reference to Exhibit 10(c) to Metropolitan's Form
            10-K filed January 8, 1998).

     10.04 Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Metropolitan's Form 10-K filed January 8,
            1998).

     10.05  Employment Agreement between Metropolitan and William D. Snider
            (incorporated by reference to Exhibit 10(c) to Metropolitan's Form
            10-Q filed May 20, 1999).

     11.01* Statement indicating computation of earnings per common share.

     12.01* Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.

     13.01 Quarterly Report of Metropolitan on Form 10-Q for the fiscal quarter ended June 30, 1999 (incorporated by reference to Metropolitan's Form 10-Q filed August 13, 1999).

     23.01* Consent of PricewaterhouseCoopers LLP, Independent Accountants.

     23.02  Consent of Kutak Rock (included in Exhibit 5).

     24.01  The Power of attorney, included on Page II-4 of the Registration
            Statement, is incorporated herein by reference.

     25.01* Statement of eligibility of trustee.

     99.01* Form of Letter of Transmittal

     99.02* Form of Notice of Guaranteed Delivery

--------
* Filed herewith

Item 17. Undertakings

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 5th day of October, 1999.

                                          Metropolitan Mortgage & Securities
                                          Co., Inc.

                                                 /s/ C. Paul Sandifur, Jr.
                                          By: _________________________________
                                             C. Paul Sandifur, Jr., President,
                                                Chief Executive Officer and
                                                   Chairman of the Board

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ C. Paul Sandifur, Jr.        President, Chief Executive   October 5, 1999
______________________________________ Officer and Chairman of
        C. Paul Sandifur, Jr.          the Board (Principal
                                       Executive Officer)

        /s/ Bruce J. Blohowiak         Executive Vice President,    October 5, 1999
______________________________________ Chief Operating Officer
          Bruce J. Blohowiak           and Director

          /s/ William Snider           Chief Financial Officer      October 5, 1999
______________________________________ (Principal Accounting
            William Snider             Officer)

          /s/ Reuel Swanson            Secretary and Director       October 5, 1999
______________________________________
            Reuel Swanson

          /s/ Charles Stolz            Director                     October 5, 1999
______________________________________
            Charles Stolz

              Signature                          Title                   Date
              ---------                          -----                   ----

            /s/ Irv Marcus             Director                     October 5, 1999
______________________________________
              Irv Marcus

         /s/ John T. Trimble           Director                     October 5, 1999
______________________________________
           John T. Trimble

          /s/ Harold Erfurth           Director                     October 5, 1999
______________________________________
            Harold Erfurth

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
    1.01*    Selling Agreement between Metropolitan and Metropolitan Investment
             Securities, Inc.
    1.02*    Form of Agreement to Act as "Qualified Independent Underwriter,"
             between Metropolitan, Metropolitan Investment Securities, Inc. and
             Cruttenden Roth Incorporated with respect to the note to be registered.
    1.03*    Form of Pricing Recommendation Letter of Cruttenden Roth
             Incorporated with respect to the notes to be registered.
    4.01*    Indenture, dated as of October 6, 1999, between Metropolitan and
             U.S. Bank Trust National Association, trustee.
    5.01*    Opinion of Kutak Rock as to the validity of the notes.
   10.01     Employment Agreement between Metropolitan and Bruce Blohowiak
             (incorporated by reference to Exhibit 10(a) to Metropolitan's Form
             10-K filed January 8, 1998).
   10.02     Employment Agreement between Metropolitan and Michael Kirk
             (incorporated by reference to Exhibit 10(b) to Metropolitan's Form
             10-K filed January 8, 1998).
   10.03     Employment Agreement between Metropolitan and Jon McCreary
             (incorporated by reference to Exhibit 10(c) to Metropolitan's Form
             10-K filed January 8, 1998).
   10.04     Reinsurance Agreement between Western United Life Assurance
             Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Metropolitan's Form 10-K filed
             January 8, 1998).
   10.05     Employment Agreement between Metropolitan and William D. Snider
             (incorporated by reference to Exhibit 10(c) to Metropolitan's Form
             10-Q filed May 20, 1999).
   11.01*    Statement indicating computation of earnings per common share.
   12.01*    Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.
   13.01     Quarterly Report of Metropolitan on Form 10-Q for the fiscal quarter ended June 30, 1999 (incorporated by reference to
             Metropolitan's Form 10-Q filed August 13, 1999).
   23.01*    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
   23.02     Consent of Kutak Rock (included in Exhibit 5).
   24.01     The Power of attorney, included on Page II-5 of the Registration
             Statement, is incorporated herein by reference.
   25.01*    Statement of eligibility of trustee.
   99.01*    Form of Letter of Transmittal
   99.02*    Form of Notice of Guaranteed Delivery

--------
*Filed herewith